                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                             -----------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
                -------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)



                   MARYLAND                                           13-3950496
                   --------                                           ----------
(State or Other Jurisdiction of Incorporation)              IRS Employer Identification No.)

90 WEST STREET, SUITE 2210, NEW YORK, NEW YORK                          10006
----------------------------------------------                          -----
   (Address of Principal Executive Offices)                           (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:


TITLE OF EACH CLASS TO BE SO REGISTERED                  NAME OF EACH EXCHANGE ON WHICH REGISTERED
---------------------------------------                  -----------------------------------------
   Rights to Purchase Participating                           The American Stock Exchange, Inc.
           Preferred Stock

Securities to be registered pursuant to Section 12(g) of the Act:

TITLE OF EACH CLASS TO BE SO REGISTERED                  NAME OF EACH EXCHANGE ON WHICH REGISTERED
---------------------------------------                  -----------------------------------------

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED:

          The Board of Directors of Hanover Capital Mortgage Holdings, Inc. (the "Company") has authorized a distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share (the "Common Shares"), of the Company. The dividend is payable on April 28, 2000 to stockholders of record on April 28, 2000 (the "Record Date"). The terms of the Rights are set forth in a Stockholder Protection Rights Agreement (the "Rights Agreement") between the Company and State Street Bank & Trust Company, as Rights Agent (the "Rights Agent"), dated as of April 11, 2000, as amended from time to time.

          Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Participating Preferred Stock, par value $.01, of the Company (the "Preferred Shares") at a price of $17.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment.

          Until the earlier to occur of (i) 10 business days following the public announcement by a person or group of affiliated or associated persons (an "Acquiring Person") of that such person has acquired beneficial ownership of 10% or more of the outstanding Common Shares (more than 18% of the outstanding common stock in the case of John A. Burchett or more than 17% in the case of Wallace Weitz) or (ii) 10 business days following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in a Person, together with its Affiliates and Associates, becoming the beneficial owner of 10% (more than 18% of the outstanding common stock in the case of a tender offer or exchange offer commenced or announced by John A. Burchett or more than 17% in the case of Wallace Weitz) or more of such outstanding common stock (the earlier of such dates being called the "Separation Time"), the Rights will be evidenced, with respect to any of the common stock certificates outstanding as of the Record Time, by such common stock certificate with a copy of this Summary of Rights attached thereto.

          The Rights Agreement provides that, until the Separation Time (or earlier redemption or exercise of the Rights), the Rights will be transferred with and only with the common stock. Until the Separation Time (or earlier redemption or expiration of the Rights), new common stock certificates issued after the Record Time upon transfer or new issuance of the common stock will contain a notation incorporating the Rights Agreement by reference. Until the Separation Time (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for common stock outstanding as of the Record Time, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the common stock represented by such certificate. As soon as practicable following the Separation Time, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the common stock as of the close of business on the Separation Time and such separate Right Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Separation Time. The Rights will expire on the tenth (10th) anniversary of the Effective Date, unless the expiration date is extended or the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

          In the event that any person, alone or together with its affiliates and associates, becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be null and void), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the Right. Further in the event that the Company were acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power were sold, proper provision will be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company.

          No fractional Preferred Shares will be issued other than fractional shares which are integral multiples of one one-hundredth of a Preferred Share (which may, at the election of the Company, be evidenced by depository receipts), and in lieu thereof, a payment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

          The Exercise Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares or (ii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants.

          At any time after any person becomes an Acquiring Person, the Board of Directors of the Company may, at its option, exchange all or part of the then outstanding and exercisable Rights (excluding Rights of an Acquiring Person that have become void) for common stock at an exchange ratio of one share of common stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof. Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any Acquiring Person, together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of more than 50% of the common stock then outstanding.

          At any time prior to the earlier of the Separation Time or the date the Rights expire, the Rights are redeemable at the election of a majority of the board of directors of the Company, in whole, but not in part, at a price of $.01 per Right.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for common stock (or other consideration) of the Company or common stock of the acquiring company as set forth above.

          Any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Separation Time in any respect. After the Separation Time, the provisions of the Rights Agreement may be amended by the Board of Directors to make any changes that the Company may deem necessary or desirable and which shall not materially adversely affect the interests of the holders of Rights generally or in order to cure any ambiguity or to correct or supplement any provision contained in the Rights Agreement that may be inconsistent with any other provisions of the Rights Agreement or otherwise defective.


          The Rights Agreement provides that any redemption, modification or termination of the Rights requiring the approval of the Board of Directors of the Company must be approved by a majority of the members of the Company's Board of Directors who are not Future Directors. The term "Future Director" means any director who became a member of the Company's Board of Directors less than 180 prior to such redemption, modification or termination.

          A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to the Company's Current Report on Form 8-K April 24, 2000. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended from time to time, which is hereby incorporated herein by reference.

ITEM 2.     EXHIBITS.

            4. Rights Agreement between the Company and State Street Bank & Trust Company, as Rights Agent, dated as of April 11, 2000, which includes as Exhibit A the Form of Right Certificate. Pursuant to the Rights Agreement, Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day following announcement that a person or group has acquired beneficial ownership of 10% (17% in the case of Wallace Weitz and 18% in the case of John A. Burchett) or more of the Common Shares or the tenth business day after a person commences or announces its intention to commence an offer the consummation of which would result in a person beneficially owning 10% (17% in the case of Wallace Weitz and 18% in the case of John A. Burchett) or more of the Common Shares.

SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                   HANOVER CAPITAL MORTGAGE HOLDINGS, INC.


                                   By:  /s/ JOHN A. BURCHETT
                                      -----------------------------------
                                        John A. Burchett
                                        President and CEO


Date: April 24, 2000

EXHIBIT INDEX


EXHIBIT      DESCRIPTION
-------      -----------

4.** Rights Agreement between the Company and State Street Bank & Trust Company, as Rights Agent, dated as of April 11, 2000, which includes as Exhibit A the Form of Right Certificate.

-----------------

** Incorporated by reference to the Company's Current Report on Form 8-K dated April 24, 2000.